FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 13, 2003, announcing the completion of Registrant’s exchange offer, its third quarter results, that StarBand has received approval to exit Chapter 11, and a series of new contracts and milestones.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: November 16, 2003

Gilat Announces $104M equity increase through Completion of Exchange Offer and 2003 Third-quarter Results

Reports Quarterly Revenues of US$44.6 Million

StarBand Communications Inc. Receives Court Approval for Plan of Reorganization

Petah Tikva, Israel, November 13, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced the final results of its offer to exchange its Ordinary Shares, par value NIS 0.20 per share, for its outstanding 4% Convertible Subordinated Notes due 2012 (the “Notes”). At the expiration of the offer on November 10, 2003, at 5:00 p.m., New York City time, US$74,381,667 principal amount of Notes, representing about 84% of the total Notes, had been validly tendered, and not properly withdrawn, in the offer. Gilat has accepted all such notes, except to the extent that the final tally shows that the tender would cause a single Noteholder to own 20% or more of the Company’s ordinary shares. The Company will not accept the tendered notes to that extent and will return only those notes to the holder. Gilat offered 125 of its Ordinary Shares for each $1,000 principal amount of the Notes and accrued interest thereon.

The Company also reported its results for the quarter-ended September 30, 2003. Revenues were US$44.6 million for the third quarter of 2003, an increase of US$1.3 million over the US$43.3 million result for the same period in 2002. Net loss for the third quarter was US$4.2 million or US$0.32 per share. The 2003 third-quarter net loss include a total of US$0.8 million other income, US$4.5 million gain from restructuring of debt and US$1.7 million charges relating to the company’s restructuring process .The 2002 third-quarter net loss was US$108.4 million or US$91.58 per share which included write-offs associated with a partial impairment of GVT notes, inventory adjustment related to current sales level, adjustment for doubtful accounts, final costs associated with the closing of the rStar transaction, and certain transponder termination costs associated with StarBand Communications.

The total cash and cash equivalents during the quarter decreased by US$4.8 million from US$44.9 million to US$40.1.

This conversion significantly reduced the Company’s debt and the related accrued interest by US$104 million bringing Gilat’s shareholders’ equity (deficiency) as of September 30, 2003 on a pro forma basis to US$97 million from (US$7) million, assuming no Noteholder will own 20% or more of the Company’s ordinary shares. In the event that a single Noteholder will own 20% or more, the increase in shareholders’ equity (deficiency) will be lower.

The successful completion of the offer results in a significant improvement in Gilat’s balance sheet, increased shareholders’ equity, reduced debt and improved financial ratios.

Former Noteholders of Gilat may direct questions concerning the closing of the offer to Gilat Satellite Networks Ltd. General Counsel, Telephone: +972-3-925-2736.

StarBand Communications Inc. Cleared by Courts to Exit Chapter 11 Protection
The Company also announced that StarBand Communications Inc. received approval from the U.S. Bankruptcy Court in Delaware to emerge from Chapter 11 protection. This is the final clearance required from the bankruptcy court for StarBand to implement its reorganization plan. The effective date of the emergence should occur by the end of November. The company filed for Chapter 11 bankruptcy protection on May 31, 2002 following a major dispute with a strategic partner. Through settlement of this dispute, renegotiations of key contracts, reductions in staffing offset by increased automation, creation of a new sales force and continued addition of new customers, StarBand is poised to emerge a more financially stable company. As part of the reorganization, StarBand and Gilat have also entered into a new technology and hardware supply agreement including up to $7.5 million in additional financing. Post reorganization, Gilat will hold approximately 49% equity in StarBand.

In addition, Gilat announced that Mr. Pinchas Buchris has been elected to the Board of Directors, in place of Mr. Meir Shamir, who has resigned from the Board. Mr Buchris, a former senior IDF intelligence officer, is a Venture Partner of Apax Israel, and acts as a special advisor for technology start-ups and other companies.

The Company announced the formation of a central and global executive team to oversee worldwide operations in order to maximize synergies, cooperation and efficiencies by Gilat and its subsidiaries and offices around the globe. During the quarter, the Company also appointed Avihu Bergman as an Executive Vice President for Sales, a new position in Gilat. Avihu Bergman joined the Company in September and is directly responsible for sales in Africa, Asia, Australia and Europe as well as worldwide coordination of the Company’s sales efforts including North and Latin America.

The Company also announced that Mr. Gidi Kaplan will be leaving his position as Vice President for Research and Development. Mr. Kaplan, who is a co-founder of the Company, will continue working in Gilat in the R&D department. In his place, Yossi Gal, a seasoned Gilat veteran, has been appointed VP for R&D. Mr. Gal assumes the position with more than 15 years of experience in R&D and operations at Gilat and other companies. He most recently served as Vice President of Engineering and Operations at StarBand Communications Inc. The change in positions will take place in the second half of January 2004. In addition, Arik Keshet will be appointed the Company’s VP and Chief Technology Officer.

Third Quarter Events

During the quarter, the Company announced a series of new contracts and milestones.

Gilat’s subsidiary Spacenet continued to register successes in signing major new customers.

•	AGCO Corporation chose Spacenet’s Connexstar service to provide Internet access and networking services to up to 1,500 AGCO sites in North America. Agco is the world’s third-largest agricultural equipment dealer.

•	Spacenet signed a 5-year contract with Scientific Games International, Inc. for a broadband satellite communications network with 650 VSATs for the Iowa Lottery Authority. Gilat has provided more than 29,000 VSAT terminals for use by government-authorized lotteries worldwide.

•	Spacenet was selected by Valero Energy Corporation to provide a broadband satellite communications network to its chain of 4,000 retail and wholesale outlets in the US and Canada.

Spacenet also expands its service offering

•	Spacenet recently announced the expansion of its Connexstar business satellite networking services with two new packages designed to address popular customer requests. With these additions, Connexstar now covers an even broader range of solutions, from low-bandwidth credit/retail applications to high-speed broadband connectivity packages capable of supporting multiple video, retail and Internet/data applications. The new offerings include:

°	Connexstar TransAct –Designed exclusively to support credit authorization, point of sale, ATM and other light to medium duty cycle retail transactions.

°	Connexstar CX-1000 – An ultra high-bandwidth option engineered to handle the most demanding requirements for fast video, retail data and Internet connectivity.

Gilat achieves global milestones – expands cooperation with major players in Africa, Russia and India

•	Gilat and Telkom SA Ltd. announced the launch of Telkom’s satellite-based broadband VSAT Internet service, based on Gilat’s Skystar 360E VSAT platform.. Telkom SA. Also expanded its existing DialAw@y IP rural telephony satellite communications network with an additional hub.

•	Gilat announced that it has entered into an understanding for the cooperation in VSAT production with the Russian Satellite Communications Company (RSCC), the JSC “CTS-Center”and the JSC “VSAT TEL”. The agreement increases Gilat’s potential access to the Russian market and enhances a growing cooperation with the Russian satellite operator, RSCC.

•	Gilat announced that it had reached a major milestone in its business in India, crossing the landmark of shipping over 20,000 VSATs to customers in the country.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
Director, Corporate Marketing
+972-3-925-2201; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott,
+1 703- 848-1515

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	September 30,	December 31,
	2003	2002
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	40,474	48,072
Short-term bank deposits	3	1,663
Short-term restricted cash	12,963	12,151
Restricted cash held in trustees	15,926	-
Trade receivables, (net of allowance for doubtful accounts)	46,908	55,459
Inventories	47,934	74,978
Other accounts receivable and prepaid expenses	30,867	47,113

Total current assets	195,075	239,436

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,031	10,733
Severance pay fund	7,739	7,664
Long-term trade receivables and other receivables, net	42,502	32,427

	59,272	50,824

PROPERTY AND EQUIPMENT, NET	142,519	162,905

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	10,067	21,049

Total assets	406,933	474,214

	September 30,	December 31,
	2003	2002
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	1,842	1,826
Current maturities of long-term loans	2,576	8,197
Trade payables	29,427	26,507
Accrued expenses	37,645	37,592
Short-term advances from customer held in trustees	6,819	-
Other current liabilities	35,215	37,787

Total current liabilities	113,524	111,909

LONG-TERM LIABILITIES:
Accrued severance pay	7,595	8,412
Long-term advances from customer held in trustees	11,815	-
Long-term loans, net of current maturities	114,455	145,140
Accrued interest related to restructured debt	48,440	-
Other long-term liabilities	22,612	19,193
Convertible subordinated notes	91,434	358,648

Total long-term liabilities	296,351	531,393

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	4,491	3,827

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital - Ordinary shares of NIS 0.01 par value	570	70
Additional paid in capital	671,800	617,797
Accumulated other comprehensive loss	-7,028	-8,165
Accumulated deficit	-672,775	-782,617

Total shareholders' equity (deficiency)	-7,433	-172,915

Total liabilities and shareholders' equity (deficiency)	406,933	474,214

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements
US dollars in thousands

	Nine months ended September 30		Three months ended September 30
	2003	2002	2003	2002
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	147,796	166,984	44,591	43,326
Cost of Revenues	116,721	124,983	34,766	37,409
Inventory write off	3,185	17,808	-	17,321

Gross profit	27,890	24,193	9,825	(11,404)

Research and development costs:
Expenses incurred	17,246	22,315	5,211	7,326
Less - grants	3,968	3,060	1,958	1,048

	13,278	19,255	3,253	6,278

Selling, general and administrative expenses	54,490	59,922	17,476	21,966
Provision for doutfull accounts	1,785	32,082	126	19,472
Restructuring charges	3,905	-	1,741	-
Impairment of tangible and intangible assets	23,851	6,862	-	6,862

Operating income (loss)	(69,419)	(93,928)	(12,771)	(65,982)

Financial income (expenses) - net	-1,742	-15,331	1,878	-5,501
Impairment of investments	-	20,271	-	20,271
Other Income	822	-	822	-
Gain from restructuring of debt	185,609	-	4,516	-

Income (loss) before taxes on income	115,270	(129,530)	(5,555)	(91,754)

Taxes (Benefit) on income	7,926	367	-26	-

Income (loss) after taxes on income	107,344	(129,897)	(5,529)	(91,754)

Share in profits (losses) of associated companies	3,148	-28,382	816	-17,573
Minority Share in losses (earnings) of a subsidiary	-650	2,859	541	1,124

Net income (loss) from continuing operations	109,842	(155,420)	(4,172)	(108,203)

Loss from discontinued operations	-	1,666	-	227

Net income (loss)	109,842	(157,086)	(4,172)	(108,430)

Net earnings (loss) per share from continued operation:
Basic	11.21	(132.27)	(0.32)	(91.39)

Diluted	10.91	(132.27)	(0.32)	(91.39)

Net loss per share from discontinued operation:
Basic	-	(1.42)	-	(0.19)

Diluted	-	(1.42)	-	(0.19)

Net earnings (loss) per share:
Basic	11.21	(133.69)	(0.32)	(91.58)

Diluted	10.91	(133.69)	(0.32)	(91.58)

Weighted average number of shares used in the
computation of earnings per share (in thousands):
Basic	9,801	1,175	12,995	1,184

Diluted	10,146	1,175	12,995	1,184